Exhibit 99.1

April 26, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of SEBI (LODR) Regulations, 2015

Pursuant to regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: as above

Wipro to acquire Rizing to create an SAP consulting powerhouse

Acquisition to bring together Wipro’s global scale with the strategic SAP consulting capabilities and deep industry expertise of Rizing

NEW YORK | BANGALORE, India — April 26, 2022: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting, and business process services company, today announced that it has signed a definitive agreement to acquire Rizing Intermediate Holdings, Inc. (“Rizing”), a global SAP consulting firm, significantly expanding its breadth of capabilities in helping businesses transform into intelligent enterprises.

Rizing is the latest in a series of acquisitions by Wipro, underscoring the company’s ambitious growth agenda. Rizing’s high-touch approach, along with its industry expertise and SAP consulting capabilities in enterprise asset management, consumer industries, and human experience management, will be instrumental in advancing Wipro’s position as a sought-after advisor for clients’ most complex SAP transformations.

“We are thrilled to welcome the Rizing team to the Wipro family,” said Thierry Delaporte, Chief Executive Officer & Managing Director, Wipro Limited. “Rizing’s complementary consulting capabilities and strong client relationships will significantly boost our existing offering, creating one of the most differentiated SAP services in the marketplace. Together, we will be able to expand our presence in high-growth industry sectors.”

Rajan Kohli, President of Wipro’s iDEAS (Integrated Digital, Engineering and Application Services) business, added, “Our clients’ digital transformation needs are rapidly evolving, and they are turning to us to help them become Intelligent enterprises. Rizing’s domain expertise, combined with our cloud and digital solutions, will allow us to help clients unlock new value and build agile businesses for a new era of digitalization.”

As one of the leading strategic partners in the world for SAP, Rizing will become a critical extension of Wipro’s SAP Cloud practice and Wipro FullStride Cloud Services. The combined offering will help clients surface unique business opportunities and new competitive advantages through SAP cloud implementations. It will also help Wipro expand its leadership in oil & gas, utilities, manufacturing, and consumer industries.

“This is the next phase of growth for Rizing. With Wipro’s backing, we will be able to enhance the value we deliver to our current clients and bring our differentiated offering to a broader universe of businesses,” said Mike Maiolo, Chief Executive Officer, Rizing. “Combining the two firms will allow us to scale our services and expand our footprint in the market. We are thrilled to join a company that shares our values and vision, enabling us to grow in new strategic areas.”

Upon completion of the acquisition, Rizing will operate as Rizing, a Wipro company, under the leadership of Maiolo.

Rizing is headquartered in Stamford, CT, and has more than 1300 employees in 16 countries across North America, Europe, Asia, and Australia. Rizing was previously owned by private equity firm One Equity Partners.

Guggenheim Securities, LLC acted as exclusive financial advisor to Rizing for this transaction.

The acquisition is subject to regulatory approvals and is expected to close before the end of the quarter ending June 30, 2022.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting, and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics, and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 220,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About Rizing

It’s the experience that matters. Rizing professionals help your business succeed at any point in your SAP journey. Rizing’s objective is to empower your business to unlock the intelligent enterprise with SAP cloud technologies, our geospatial solutions, and our proprietary, cutting-edge products to optimize and extend SAP such as Blueline, Lyra, Codex, Mercury, and Hydrogen. With real-life experience in business areas like enterprise asset management, human capital management, and consumer industries, we know how to simplify your digital transformation so that your business can be everything you want it to be. From targeted small business needs to full-scale large enterprise resource planning solutions, our SAP-certified consultants are focused on your growth. For more information, please visit www.rizing.com or contact: Rizing Intermediate Holdings, Inc. at +1 (203) 517-0400, info@rizing.com.

About One Equity Partners

One Equity Partners (“OEP”) is a middle market private equity firm focused on the industrial, healthcare, and technology sectors in North America and Europe. The firm builds market-leading companies by identifying and executing transformative business combinations. OEP is a trusted partner with a differentiated investment process, a broad and senior team, and an established track record generating long-term value for its partners. Since 2001, the firm has completed more than 300 transactions worldwide. OEP, founded in 2001, spun out of JP Morgan in 2015. The firm has offices in New York, Chicago, Frankfurt and Amsterdam. For more information, please visit www.oneequity.com.

Wipro Media Contact:

Sanuber Grohe

sanuber.grohe@wipro.com

Rizing Media Contact:

Sherryanne Meyer

Sherry.meyer@rizing.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations, and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Rizing Intermediate Holdings, Inc. and its subsidiaries (“Rizing”)

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	SAP Consulting

4	Acquisition objectives

Rizing’s high-touch approach, along with its industry expertise and SAP consulting capabilities in enterprise asset management, consumer industries, and human experience management, will be instrumental in advancing Wipro’s position as a sought-after advisor for clients’ most complex SAP transformations.

As one of the leading strategic partners in the world for SAP, Rizing will become a critical extension of Wipro’s SAP Cloud practice and Wipro FullStride Cloud Services. The combined offering will help clients surface unique business opportunities and new competitive advantages through SAP cloud implementations. It will also help Wipro expand its leadership in oil & gas, utilities, manufacturing, and consumer industries.

5	Government & regulatory Approval required	Anti-trust approvals required under the competition laws of the United States of America, Germany and Canada.

6	Time period for completion	The transaction is expected to be completed before quarter ending June 30, 2022, subject to requisite regulatory approvals and customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	US$ 540 Million (United States Dollar Five Hundred and Forty Million Only) subject to customary closing adjustments as per terms of the purchase agreement.

9	Shares acquired	100%

10	Target Information

Rizing Intermediate Holdings Inc (“Rizing”) was founded in 2018 and is the holding company of Rizing group. The brand Rizing was created in 2014 to align the Vesta Partners, a SAP Enterprise Asset Management (EAM) firm and /N SPRO, a Human Capital Management (HCM) firm under one new corporate structure.

Headquartered in Stamford CT, USA, Rizing is a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management and has more than 1300 employees in 16 countries across North America, Europe, Asia, and Australia.

Historical consolidated net revenues (year ending 31 Dec): 2021: $193.8Mn; 2020: $138.3Mn; 2019: $156.9Mn.

Sensitivity: Internal & Restricted